Exhibit 99.1

ROYAL STANDARD ANNOUNCES SHAREHOLDER APPROVAL OF SPECIAL RESOLUTION TO ENTER INTO ASSET PURCHASE AND SALE AGREEMENT WITH SCORPIO GOLD CORPORATION

Toronto, Ontario – November 30, 2012 – Royal Standard Minerals Inc. (OTCBB:  RYSMF) (the “Company” or “Royal Standard”) is pleased to announce that shareholders have approved the sale of the Company’s  Goldwedge and Piñon properties and the assets related thereto (the “Sale Transaction”) pursuant to the previously announced asset purchase and sale agreement between the Company and Scorpio Gold Corporation (“Scorpio”).

At a special meeting of Royal Standard’s shareholders held on November 28, 2012, votes representing 50.08% of the total issued and outstanding shares of the Company as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Sale Transaction. Royal Standard intends to continue working towards closing the Sale Transaction as soon as remaining closing conditions have been met.

Pursuant to the Sale Transaction, the interests of Royal Standard and its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto will be sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) currently owing by the Company to Waterton Global Value, L.P., the Corporation’s principal creditor.

About Royal Standard Minerals Inc.

Royal Standard is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties. The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Piñon, and Dixie Comstock.

For more information please visit www.royalstandardminerals.com or contact: info@royalstandardminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements including statements about future asset sales. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the fact that the proposed asset sale is non-binding, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.